Exhibit 12

PROGRESS ENERGY FLORIDA, INC.
EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
PREFERRED DIVIDENDS COMBINED AND RATIO OF EARNINGS TO FIXED CHARGES

(million of dollars)
Twelve Months Ended September 30	2005	2004

Earnings, as defined:
Net Income	$266	$322
Fixed charges, as below	124	116
Income taxes	125	166

Total earnings, as defined	$515	$604

Fixed Charges, as defined:
Interest on long-term debt	$106	$101
Other interest	14	10
Imputed interest factor in rentals — charged principally to operating expenses	4	5

Total fixed charges, as defined	$124	$116

Preferred dividends, as defined	$2	$2

Total fixed charges and preferred dividends combined	$126	$118

Ratio of Earnings to Fixed Charges	4.15	5.21

Ratio of Earnings to Fixed Charges and Preferred Dividends Combined	4.08	5.12

(in millions)
Years Ended December 31	2004	2003	2002	2001	2000

Earnings, as defined:
Net income	$335	$296	$325	$311	$212
Fixed charges, as below	122	103	114	117	130
Income taxes	174	147	163	183	151

Total earnings, as defined	$631	$546	$602	$611	$493

Fixed Charges, as defined:
Interest on long-term debt	$107	$103	$99	$100	$102
Other interest	10	(6)	10	14	26
Imputed interest factor in rentals-charged principally to operating expenses	5	6	5	3	2

Total fixed charges, as defined	$122	$103	$114	$117	$130

Preferred dividends, as defined	$2	$2	$3	$3	$3

Total fixed charges and preferred dividends combined	$124	$105	$117	$120	$133

Ratio of earnings to fixed charges	5.17	5.30	5.28	5.22	3.79

Ratio of earnings to fixed charges and preferred dividends combined	5.09	5.20	5.15	5.09	3.71